UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CN Energy Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, no par value per share

(Title of Class of Securities)


G218K105
(CUSIP Number)

Robert B. Goldberg, Esq.
5555 Glenridge Connector, Suite 675
Atlanta, Georgia 30342
(404)233-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [      ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. G218K105

Cover Page

1
NAMES OF REPORTING PERSONS

Wayne W. Boos
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [   ]
(b) [   ]
3
SEC USE ONLY
4
SOURCE OF FUNDS (See Instructions)

PF
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
OR 2(e).  [   ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
7
SOLE VOTING POWER

0

8
SHARED VOTING POWER

9
SOLE DISPOSITIVE POWER

0
10
SHARED DISPOSITIVE POWER

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)
[   ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14
TYPE OF REPORTING PERSON (See Instructions)

IN
SCHEDULE 13D

This Amendment No. 3 relates to the Schedule 13D filed with the Securities and Exchange Commission on August 1, 2023, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2024 and by Amendment No. 2 filed with the Securities and Exchange Commission on April 25, 2024, relating to the Class A Ordinary Shares, no par value per share (the Class A Ordinary Shares), of CN Energy Group, Inc., a British Virgin Islands corporation (the Company). The principal executive offices of the Company are located at Building 2-B, Room 206, No. 268 Shiniu Road, Liandu District, Lishui City, Zhejiang Province, PRC.

Item 5 of the Schedule is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

(a)	As of April 11, 2024, Wayne W. Boos beneficially owns zero shares of the Companys Class A Ordinary Shares which represent 0.00% of the outstanding Class A Ordinary Shares, based on 2,285,826 Class A Ordinary Shares outstanding as of September 30, 2023, as indicated by the Company. The percentage of Mr. Boos ownership of Class A Ordinary Shares in the Company has varied since the date of Amendment No. 2 to Schedule 13D as Mr. Boos has sold all of the shares of the Companys Class A Ordinary Shares previously owned by him.

(b)	Nature of Ownership.  Not applicable.

(c)	Recent Transactions.  In the 60 days prior to April 11, 2024,
Wayne W. Boos (i) acquired 30,000 shares of the Companys Class A Ordinary Shares for an average price per share of $1.51 through his broker, Merrill Lynch (as previously reported) and (ii) sold all 120,000 shares of the Companys Class A Ordinary Shares for an average price per share of $1.07.

(d)	No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

(e)	Wayne W. Boos ceased to be the beneficial owner of more than five percent of the Companys Class A Ordinary Shares on or about April 11, 2024, when he sold all of the shares of the Company's Class A Ordinary Shares previously owned by him.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2024
/s/ Wayne W. Boos
Wayne W. Boos